VIA EDGAR

December 4, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allarity Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-291906

Acceleration Request

Requested Date:	December 5, 2025
Requested Time:	4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Allarity Therapeutics, Inc. (the “Company”) hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement (the “Registration Statement”) to become effective on December 5, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Venable LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Venable LLP, by calling William N. Haddad at (212) 503-9812 or, in his absence, Arif Soto at (212) 503-0874.

Very truly yours,

ALLARITY THERAPEUTICS, INC.

By:	/s/ Thomas H. Jensen
Name:	Thomas H. Jensen
Title:	Chief Executive Officer

cc:	William N. Haddad, Venable LLP
Arif Soto, Venable LLP